Exhibit 99.4

2 County Court Blvd., Suite 202, Brampton, Ontario, L6W 3W8

Ph: 905-595-0575  Fax: 905-595-0578

CONSENT OF AUTHOR

BY SEDAR

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

Manitoba Securities Commission

Ontario Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Securities Commission of Newfoundland & Labrador

Prince Edward Island Securities Office

Dear Sirs/Mesdames:

Re: Short Form Prospectus – Minera Andes Inc.

The undersigned is responsible for preparing or supervising the preparation of all or a portion of the technical report titled “Technical Report on the San José Silver-Gold Mine, Santa Cruz, Argentina” dated July 29, 2009 (the “Technical Report”).

Pursuant to Section 8.3 of National Instrument 43-101 – Standards of Disclosure for Mineral Projects, this letter constitutes the consent of the undersigned to the public filing of the Technical Report and to the extracts from, or a summary of, the Technical Report in the news release dated July 29, 2009 and in the preliminary short form prospectus of the Company dated July 30, 2009 (collectively, the “Disclosure”).  The undersigned hereby confirms that she has read the Disclosure and that the Disclosure fairly and accurately represents the information in the Technical Report that supports the Disclosure.

Dated this July 30, 2009

/s/ Kirstine R. Malloch
Kirstine R. Malloch, MAusIMM
Independent geological consultant